Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended September 30,
(in thousands)	2010	2009	2008
Earnings
Income (loss) from continuing operations before income taxes	$32,688	$(67,740)	$5,521

Add fixed charges
Interest expense	31,350	40,977	51,196
Interest expense in rental expense (2)	938	1,059	1,054
Write-off of deferred finance charges	—	1,857	—
Total fixed charges	32,288	43,893	52,250

Total pretax earnings available for fixed charges	$64,976	$(23,847)	$57,771

Total fixed charges	$32,388	$43,893	$52,250

Ratio of earnings to fixed charges	2.0	(0.5)	1.1

Coverage Deficiency (1)	$—	$(20,046)	$—

(1)	Represents amount of additional pre-tax earnings that would have been necessary to bring the ratio to 1.0.

(2)	The company considers one-sixth of rent expense to be a reasonable estimate of the related interest expense.